UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

First Consulting Group, Inc.
Full Name of Registrant

Former Name if Applicable

111 W. Ocean Boulevard, Suite 400
Address of Principal Executive Office (Street and Number)

Long Beach, California 90802
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

The filing of FCG’s annual report on Form 10-K for the fiscal year ended December 30, 2005 will not be made on its original due date of March 15, 2006 because FCG is continuing to provide documentation to its external auditor, Grant Thornton LLP, relative to the accounting treatment of FCG’s deferred tax asset, and Grant Thornton’s audit for fiscal year 2005 cannot be completed until its review of FCG’s accounting of the issue and its evaluation of FCG’s internal controls in that area are complete. FCG does not expect that the aforementioned accounting and internal controls review will impact previously announced pretax income results for the fourth quarter and full year 2005, but no assurances can be made in this regard until the audit by Grant Thornton is fully completed.  This process cannot be completed by the original due date without unreasonable expense or effort.  As a result of the lack of a completed audit, FCG will file the entire Form 10-K at the time of completion of the audit, and does not expect to file a portion of the Form 10-K separately.  FCG expects to file its annual report on Form 10-K within the time frame allowed by Rule 12b-25, which provides that the Form 10-K be filed no later than the fifteenth calendar day following the original due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Michael A. Zuercher	562	624-5200
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

If it is determined that a change is required to FCG’s accounting of the tax matter discussed in Part III of this report, there may  be a change in the after-tax results of operations previously announced for the fourth quarter and full year 2005.  No final determination has been made as to whether any adjustment is necessary.  Once such a determination is made and if a change is required, FCG would disclose the quantitative impact at that time.  As described in Part III of this report, FCG does not expect that the accounting and internal controls review will impact previously announced pretax income results for the fourth quarter and full year 2005, but no assurances can be made in that regard until the audit by Grant Thornton is fully completed.

First Consulting Group, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 15, 2006	By	/s/ Michael A. Zuercher, Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).